Exhibit 23.3

Consent of Independent Auditors

The Board of Directors
Mercury Parent, LLC:

We consent to the use of our report dated March 10, 2017, with respect to the consolidated balance sheet of Mercury Parent, LLC as of December 31, 2016, and the related consolidated statements of operations, members' equity, and cash flows for the period from October 19, 2016 to December 31, 2016, which report appears in the December 31, 2017 annual report on Form 10-K of The Providence Service Corporation dated March 9, 2018, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

Phoenix, Arizona
June 11, 2018